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SUBSIDIARIES OF AVOCENT CORPORATION
as of December 31, 2000

1.	Cybex Computer Products Corporation, an Alabama corporation
2.	Avocent Services Corporation, a Texas corporation
3.	Avocent International, Ltd., an Ireland corporation
4.	Cybex International Corporation, a Barbados corporation
5.	Avocent Computertechnik GmbH, a Germany corporation
6.	Avocent GmbH & Co. KG, a Germany corporation
7.	Avocent GmbH Data Systems, a Germany corporation
8.	Apex Incorporated, a Washington corporation
9.	Apex International, Inc., a Washington corporation
10.	Apex PC Solutions, Ltd., a Barbados corporation
11.	Apex.com Incorporated, a Washington corporation
12.	Apex Solutions Texas, L.P., a Texas limited partnership
13.	Apex Solutions Texas I, LLC, a Washington limited liability company
14.	Apex Solutions Texas II, LLC, a Washington limited liability company

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SUBSIDIARIES OF AVOCENT CORPORATION as of December 31, 2000